UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
BARE ESCENTUALS, INC.
(Name of Subject Company)
BARE ESCENTUALS, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
067511 10 5
(CUSIP Number of Class of Securities)
Deanna Chechile
Vice President & General Counsel
71 Stevenson Street, 22nd Floor
San Francisco, California 94105
(415) 489-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
SIGNATURE

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010, as amended by Amendment No. 1 filed on January 28, 2010 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Bare Escentuals, Inc. (the “Company”). The Schedule 14D-9 relates to the offer by Shiseido Company, Limited, a Japanese corporation (“Parent”), through its wholly-owned subsidiary, Blush Acquisition Corporation, a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for, with respect to each share, the right to receive $18.20 in cash, without interest, upon the terms and subject to the conditions set forth in Parent’s Offer to Purchase, dated January 25, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 2 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information
Section (g) of Item 8 captioned “Certain Litigation” is hereby amended and supplemented by adding the following as the new fourth paragraph of such section:
     “On January 28, 2010, a fourth putative stockholder class action complaint was filed in the California Superior Court in San Francisco against the Company, the members of its Board of Directors and Purchaser, captioned John C. Heller v. Leslie A. Blodgett, et al., case no. CGC-10-496398. The plaintiff in this action purports to sue on behalf of a class of stockholders of the Company and alleges breaches of fiduciary duty against the directors of the Company. The suit further alleges that the Company and Purchaser aided and abetted the breaches of fiduciary duty by the directors of the Company. The complaint seeks damages in an unspecified amount, preliminary and permanent injunctive relief, and attorneys’ fees and costs. The complaint also seeks class certification, declaratory relief, the imposition of a constructive trust upon any profits improperly received as a result of the transaction and such other equitable relief as the court may find just and proper.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Myles McCormick
	Name:	Myles McCormick
	Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

Dated: February 1, 2010